WORLDSTAR ENERGY, CORP.
                            #65 - 468 Seymour Street
                             Vancouver, BC V6H 3H1


May 26, 2005


BY FAX


UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-0306

Attn:  Mr. Carlton Tartar


Dear Sirs:

RE:  FORM 8-K FILED MARCH 16, 2005
     REVISED MAY 26, 2005 (THE "FILING")


In connection with the above mentioned filing, WorldStar Energy, Corp. (the "Registrant") hereby confirms that:

     1. the Registrant is responsible for the adequacy and accuracy of the disclosure in the Filing;

     2. Staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing, and

     3. the Registrant may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Yours tryly;



/s/ MICHAEL W. KINLEY
_____________________
   Michael W. Kinley
   President